September 3, 2013

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

RE:	Advisers Investment Trust: File Nos. 333-190345 and 811-22538

Ladies and Gentlemen:

On September 3, 2013, Advisers Investment Trust (the “Registrant”) filed Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement (the “Amendment”) on Form N-14, pursuant to the requirements of the Securities Act of 1933, as amended (the “1933 Act”).

Pursuant to Rule 461 under the 1933 Act, Registrant and BHIL Distributors, Inc., the Fund’s distributor, hereby request that the Commission accelerate the effective date of the Amendment to September 4, 2013, or the earliest practicable date thereafter.

The Registrant acknowledges that:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

3.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

4.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this request please contact Michael V. Wible at (614) 469-3297.

BHIL Distributors, Inc.		Advisers Investment Trust

By:	/s/ Brenda Bitterman	By:	/s/ Dina Tantra

Name:	Brenda Bittermann	Name:	Dina Tantra

Title:	President	Title:	President